Exhibit 99.1

Chindata Group Reports Third Quarter 2022 Unaudited Financial Results

BEIJING, November 22, 2022 (GLOBE NEWSWIRE) -- Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced its unaudited financial results for the third quarter 2022 ended September 30, 2022. To supplement the Company’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measures, which are described further below.

Recent Financial and Operating Highlights

•
Solid growth and profitability momentum continued, upbeat results for nine straight quarters. Revenue in the third quarter of 2022 increased by 62.4% year over year (“YoY”) to RMB1,202.7 million. Net income in the third quarter of 2022 increased by 207.4% YoY to RMB241.0 million, with a margin of 20.0%. Adjusted EBITDA in the third quarter of 2022 increased by 66.8% YoY to RMB614.5 million, with a margin of 51.1%. The Company has been delivering upbeat revenue and adjusted EBITDA results for nine straight quarters.
•
Business continued to expand, total capacity increased by 45MW during the third quarter of 2022 to reach 821MW. One new under-construction hyperscale project in Johor, Malaysia with a capacity of 43MW was added to our asset portfolio. Three hyperscale projects with a total capacity of 68MW were put into service, supporting the existing clients’ business in northern China and India. Quarter-end total capacity reached 821MW, representing a 39.7% YoY increase compared with 588MW in the same quarter of 2021. Capacity in APAC emerging market (excluding China) makes up 19% of total capacity by end of the third quarter, reaching 160MW.
•
Ramp-up remained strongly on track, utilized capacity increased by 53MW to reach 454MW. With our clients’ healthy business performance, an additional utilized capacity of 53MW was added in the third quarter, mostly from projects in Greater Beijing region and India campus, supporting the anchor client and one of the key international clients. Quarter-end utilized capacity reached 454MW, representing a 69.3% YoY growth. Overall utilization ratio remained healthy at 78% by end of the third quarter, compared with 78% in FY22Q2 and 72% in FY21Q3.
•
Continued to support our client’s business growth and received 49MW new commitment from our existing clients on two projects. Total client commitment (contracted and “Indication of Interest” (IOI) capacity) increased by 50MW in the third quarter, mainly contributed by new IOI capacity received from the anchor client and one of the key international clients on projects in Greater Beijing region. 3MW IOI capacity for an existing project in Yangtze River Delta region was converted into contract to support a key international client. A total of 110MW new client commitment was received in the first nine months of 2022, while total contracted and IOI capacity reached 700MW in the third quarter, representing a 41.9% YoY increase.
•
2022 full year guidance raised for the second time. Given strong business momentum, the Company raised its 2022 full year guidance, which is the second raise during the year. Full year revenue guidance is raised by RMB200 million at mid-point, or a 4.8% increase compared with the previous guidance, now in the range of RMB4.33 billion to RMB4.43 billion. Full year adjusted EBITDA guidance is raised by RMB90 million at mid-point, or a 4.2% increase compared with the previous guidance, now in the range of RMB2.2 billion to RMB2.26 billion.

Management Quote

Mr. Huapeng Wu, Chief Executive Officer of Chindata Group, commented, “The Company continued its solid business performance in the third quarter of 2022. The close collaboration between our team in China and South East Asia led to a record nine-straight-quarters of upbeat financial performance. Revenue in the first nine months in 2022 has surpassed revenue in the full year of 2021, and we are raising our full year guidance for the second time this year. With the increasing demand for digital infrastructure globally, as well as the catalyst provided by the “East Data West Computation” policy, the Company sees its advantages in hyperscale business to be even more apparent. We will continue to do the right thing in the correct manner, to consistently build our capability, to strengthen our research & development, to enhance our competitive power and to operate our business in a prudent manner, so as to create long-term value for our clients, partners, investors and other stakeholders in a sustainable way.”

Mr. Dongning WANG, Chief Financial Officer of Chindata Group, commented, “We delivered another strong quarterly performance, consistently driven by our differentiated strategy underscored by a unique client base, differentiated business model and asset deployment advantage, in-house development capability, stringent cost control and efficient asset utilization. The excellent execution of this strategy has led to the ninth straight quarter with upbeat financial results. Revenue in the third quarter increased by 62.4% YoY to RMB1,202.7 million, and adjusted EBITDA increased by 66.8% YoY to RMB614.5 million. Our adjusted EBITDA margin managed to stay at above 50% level, staying at 51.1% in the third quarter, while our GAAP net income margin recorded a new high of 20.0%. Notably, we also hold a very healthy balance sheet with low total debt to capital ratio of 44.1%, with over 90% of our data center asset under our full ownership. These combined financial performance on both output and input side resulted in an un-levered pre-tax ROIC at around 17% level, which we believe will provide a safe and long-term sustainable value to our investors and creditors. Our diversified financing channels on different levels continued to ensure our access to capital, safeguarding the Company in the current market condition.”

Business Highlights

Asset Overview

•
Total Capacity.
o
Total capacity continued to grow at a steady pace. Total capacity increased by 45MW to 821MW by the end of the third quarter of 2022, representing a 39.7% YoY growth. (vs. 776MW in FY22Q2, 588MW in FY21Q3).
o
In-service capacity. In-service capacity increased by 68MW to 579MW by the end of the third quarter of 2022, representing a 56.4% YoY growth (vs. 511MW in FY22Q2, 370MW in FY21Q3), mainly contributed by CN14 and CN18, located in the Company’s Shanxi and Hebei campuses respectively and supporting the anchor client’s business, and BBY01, located in India and supporting the business of one of the key international clients.
o
Under-construction capacity. Under-construction capacity was 242MW by the end of the third quarter of 2022 (vs.265MW in FY22Q2, 218MW in FY21Q3). One new under-construction hyperscale project (MY06-3) with a total capacity of 43MW was added to the Company’s asset portfolio. The project is located in the Company’s campus in Johor, Malaysia and is scheduled for delivery in 2024.
o
By the end of the third quarter, the Company’s capacity (in-service and under construction) in APAC emerging market including Malaysia and India reached 160MW, which was 19% of the Company’s total capacity (821MW).
•
Contracted and IOI capacity.
o
The Company continued to serve its existing clients and support their healthy growth as a trusted partner, the momentum on the overall demand from its unique client base remains strong and healthy.

o
Total contracted and IOI capacity increased by 50MW during the third quarter of 2022 to reach 700MW, representing a 41.9% YoY growth (vs. 650MW in FY22Q2, 493MW in FY21Q3). The Company received 11MW IOI capacity on CN19 in the Company’s Hebei campus to support the core business of one of the key international clients, and 38MW IOI capacity on CN20 in the Company’s Shanxi campus to support the core business of the anchor client. An existing 3MW IOI was converted into contract during the third quarter on project CE01 in Yangtze River Delta region, supporting one of the key international clients. For the first nine months in year 2022, the Company has received a total of around 110MW of client commitment, representing a 19% increase from end of year 2021.(700MW by end of the third quarter, vs. 589MW in FY21Q4)

o
Commitment ratio remained healthy for the Company’s asset portfolio. Contracted & IOI ratio for in-service capacity was 96% by the end of the third quarter of 2022 (vs. 95% by end of FY22Q2, 88% by end of FY21Q3). Contracted & IOI ratio for total capacity was 85% by the end of the third quarter of 2022 (vs. 84% by end of FY22Q2, 84% by end of FY21Q3).

•
Utilized capacity. The Company’s consistency in high-quality and fast delivery, combined with its healthy and differentiated client base, led to another quarter of better-than-industry ramp-up performance. Total utilized capacity increased by 53MW to 454MW by end of the third quarter of 2022, representing a 69.3% YoY growth (vs. 401MW by end of FY22Q2, 268MW by end of FY21Q3).

o
Additional utilized capacity of 53MW was mostly contributed by numerous projects in Greater Beijing region in the Company’s campuses in Hebei and Shanxi supporting the anchor client, as well as by the project in India supporting one of the key international clients.

o
Utilized ratio was 78% by the end of the third quarter of 2022 (vs. 78% by the end of FY22Q2, 72% by the end of FY21Q3).

Recent Development on APAC emerging markets

On October 20th, the Company celebrated the grand opening of project MY06 in Sedenak, Johor, Malaysia. The entire MY06 project holds a designed capacity over 100MW, among which 19MW was recently put into service in October. Leveraging on the Company’s innovative construction and design methodologies, the construction of the 19MW, or MY06-1 as disclosed, was completed in a record time of around 11 months since breaking ground in November 2021. The completion of such project has also made Bridge Data Centres, the Company’s APAC subsidiary, the first company with Malaysia Digital status to complete the construction and handover the business-ready hyperscale data center in 2022. Excluding the delivery of MY06-1, by end of the third quarter of 2022, the Company had 40MW in-service capacity, and another 120MW under construction in the APAC emerging market, as well as the Thailand project to be further expanded. In addition, the Company has an 65% client commitment ratio for its APAC capacity, solid relations with existing clients on existing projects, and an experienced local team, and has been actively engaging with existing and potential clients in China and the APAC region for further cooperation opportunities in APAC emerging market. The Company feels very confident that more can be achieved in the coming quarters and in the future in this promising region.

A snapshot of the Company’s asset portfolio by end of the third quarter of 2022 is as follows: capacity in APAC (Malaysia and India) reached 160MW, making up 19% of total capacity; capacity in Greater Beijing area reached 620MW, making up 75% of total capacity; capacity in Yangtze River Delta area and Greater Bay area reached 42MW, making up 6% of total capacity. Business in Greater Beijing region remains the key engine of the Company, accounting for 94% of total utilized capacity, with a utilization ratio of 83% for the Company’s projects in this region. APAC projects took a larger share in the Company’s under construction capacity by end of the third quarter, accounting for 49% of total construction capacity. The Company believes that its early judgement in site selection in the Greater Beijing Region and its differentiated way of doing business are consistently generating healthy resources, which further enable the Company to tap into different regions for business opportunities and to establish a more diversified business layout.

Recent Development on Sustainability, Research & Development and Innovation

The Company issued its latest ESG report on October 18th, which is the third annual ESG report of the Company. The Company has set “zero-carbon” as a company strategy and established a D-A-T-A ESG strategy ecosystem. D represents de-carbonization, implying the Company’s on-going effort in adopting green energy for zero carbon emission. A represents alignment, indicating the Company’s stance on aligning with its industry and supply chain partners for a shared and prosperous business ecosystem. T represents technology, which is the gene that will continue to drive the Company to lead the innovation and development of the industry. The last letter A represents the advanced attitude taken by the Company to consistently drive the sustainable development of the industry. More information of the ESG report can be obtained at the Company’s website.

Regarding other effort on sustainability, the Company entered into a green loan agreement in September with a bank on project financing for its project in one of its Hebei campuses. The loan is aligned with Green Loan Principles 2021 edition, with all loan proceeds intended for green building, renewable energy and energy efficiency related to the project.

Regarding effort on innovation and research & development, the Company is winning wider recognition for its data center technical solution. On November 9th, the Company’s hybrid evaporative cooling technology, catering to data center high computing demand, was awarded the first prize of datacenter science and technology achievement on China CDCC summit. The award, authorized by National Office for Science & Technology of China, is recognized as a prestigious national-level award for data center industry. The Company has been awarded the first prize for two consecutive years, being the only third-party data center company to have achieved such. The technology is a perfect demonstration of the Company’s on-going effort in pursuing the mission of efficiently converting electric power into computing power. The technology owns 18 patents, and is a combination of numerous sub-technology that leads to a result of estimated 358 days of natural cooling per year, estimated annual Power Use Efficiency ("PUE") of 1.16 and the best energy efficiency achievable for liquid cooling solution.

Third Quarter and First Nine Months of 2022 Financial Results Summary

TOTAL REVENUES

Total revenues in the third quarter of 2022 increased by 62.4% to RMB1,202.7 million (US$169.1 million)) from RMB740.8 million in the same period of 2021, primarily driven by the robust growth of the Company’s colocation services.

For the first nine months of 2022, total revenues increased by 52.7% to RMB3,161.4 million (US$444.4 million) from RMB2,070.5 million in the same period of 2021.

COST OF REVENUE

In line with the Company’s revenue growth, total cost of revenue in the third quarter of 2022 increased by 74.2% to RMB736.6 million (US$103.5 million) from RMB422.9 million in the same period of 2021, mainly driven by increases in utility costs, and depreciation and amortization expenses.

For the first nine months of 2022, total cost of revenue increased by 51.0% to RMB1,838.3 million (US$258.4 million) from RMB1,217.4 million in the same period of 2021, mainly driven by increases in utility costs, and depreciation and amortization expenses.

GROSS PROFIT

Gross profit in the third quarter of 2022 increased by 46.6% to RMB466.2 million (US$65.5 million) from RMB317.9 million in the same period of 2021. Gross margin in the third quarter of 2022 was 38.8%, compared with 42.9% in the same period of 2021 and 42.0% in the second quarter of 2022.

For the first nine months of 2022, gross profit increased by 55.1% to RMB1,323.1 million (US$186.0 million) from RMB853.1 million in the same period of 2021. Gross margin in the first nine months of 2022 was 41.9%, compared to 41.2% in the same period of 2021.

OPERATING EXPENSES

Total operating expenses in the third quarter of 2022 increased by 11.4% to RMB148.7 million (US$20.9 million) from RMB133.5 million in the same period of 2021.

For the first nine months of 2022, total operating expenses increased by 11.1% to RMB444.0 million (US$62.4 million) from RMB399.5 million in the same period of 2021.

• Selling and marketing expenses in the third quarter of 2022 decreased by 43.7% to RMB15.1 million (US$2.1 million) from RMB26.8 million in the same period of 2021, primarily due to less share-based compensation expense and less marketing activity. For the first nine months of 2022, selling and marketing expenses decreased by 25.5% to RMB52.9 million (US$7.4 million) from RMB71.0 million in the same period of 2021, primarily due to less share-based compensation and less marketing activity.

• General and administrative expenses in the third quarter of 2022 increased by 36.1% to RMB116.1 million (US$16.3 million) from RMB85.3 million in the same period of 2021, primarily due to higher share-based compensation expense and higher professional fees incurred during the period. For the first nine months of 2022, general and administrative expenses increased by 25.0% to RMB335.1 million (US$47.1 million) from RMB268.0 million in the same period of 2021, primarily due to higher share-based compensation expense and increasing personnel cost as the Company grew its business.

• Research and development expenses in the third quarter of 2022 decreased by 18.6% to RMB17.5 million (US$2.5 million) from RMB21.5 million in the same period of 2021. For the first nine months of 2022, research and development expenses decreased by 7.4% to RMB56.0 million (US$7.9 million) from RMB60.5 million in the same period of 2021.

OPERATING INCOME

As a result of the foregoing, operating income in the third quarter of 2022 increased by 72.2% to RMB317.5 million (US$44.6 million) from RMB184.4 million in the same period of 2021. Operating income margin in the third quarter of 2022 was 26.4%, compared with 24.9% in the same period of 2021 and 29.9% in the second quarter of 2022.

For the first nine months of 2022, operating income increased by 93.8% to RMB879.1 million (US$123.6 million) from RMB453.7 million in the same period of 2021. Operating income margin in the first nine months of 2022 was 27.8%, compared to 21.9% in the same period of 2021.

NET INCOME

Net income in the third quarter of 2022 increased by 207.4% to RMB241.0 million (US$33.9 million) from RMB78.4 million in the same period of 2021. Net income margin in the third quarter of 2022 was 20.0%, compared with 10.6% in the same period of 2021 and 19.2% in the second quarter of 2022.

For the first nine months of 2022, net income increased by 165.2% to RMB535.2 million (US$75.2 million), compared with RMB201.8 million in the same period of 2021. Net income margin in the first nine months of 2022 was 16.9%, compared to 9.7% in the same period of 2021.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share ("ADS") in the third quarter of 2022 were RMB0.66 (US$0.10). Basic and diluted earnings per share were RMB0.33 (US$0.05). Each ADS represents two of the Company's Class A ordinary share.

For the first nine months of 2022, basic and diluted earnings per ADS were RMB1.46 (US$0.20). Basic and diluted earnings per share were RMB0.73 (US$0.10).

ADJUSTED EBITDA

Adjusted EBITDA in the third quarter of 2022 increased by 66.8% to RMB614.5 million (US$86.4 million), from RMB368.4 million in the same period of 2021. Adjusted EBITDA is defined as net income excluding depreciation and amortization, net interest expenses, income tax expenses, share-based compensation, change in fair value of financial instruments, foreign exchange gain and non-cash operating lease cost relating to prepaid land use rights.

Adjusted EBITDA margin in the third quarter of 2022 was 51.1%, compared with 49.7% in the same period of 2021 and 52.4% in the second quarter of 2022.

For the first nine months of 2022, adjusted EBITDA increased by 62.9% to RMB1,653.3 million (US$232.4 million), from RMB1,014.7 million in the same period of 2021. Adjusted EBITDA margin in the first nine months of 2022 was 52.3%, compared with 49.0% in the same period of 2021.

ADJUSTED NET INCOME

Adjusted net income in the third quarter of 2022 increased by 162.8% to RMB294.3 million (US$41.4 million), from RMB112.0 million in the same period of 2021. Adjusted net income is defined as net income excluding share-based compensation and depreciation and amortization of property and equipment and intangible assets resulting from business combination, as adjusted for the tax effects on non-GAAP adjustments.

Adjusted net income margin in the third quarter of 2022 was 24.5%, compared with 15.1% in the same period of 2021 and 23.3% in the second quarter of 2022.

For the first nine months of 2022, adjusted net income increased by 113.5% to RMB713.8 million (US$100.3 million), from RMB334.3 million in the same period of 2021. Adjusted net income margin in the first nine months of 2022 was 22.6%, compared with 16.1% in the same period of 2021.

BALANCE SHEET

As of September 30, 2022, the Company had cash, cash equivalents and restricted cash of RMB5.0 billion (US$701.2 million), compared to cash, cash equivalents and restricted cash of RMB5.8 billion as of June 30, 2022.

2022 Full Year Business Outlook

Taking numerous factors into consideration, the Company raised its guidance for full year 2022 as follows.

TOTAL REVENUES

•
Previous: RMB4,130 million – RMB4,230 million, a 44.8-48.3% increase over full year 2021
•
Updated: RMB4,330 million – RMB4,430 million, a 51.8-55.3% increase over full year 2021

ADJUSTED EBITDA

•
Previous: RMB2,100 million – RMB2,180 million, a 48.0-53.6% increase over full year 2021
•
Updated: RMB2,200 million – RMB2,260 million, a 55.0-59.3% increase over full year 2021

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, November 22, 2022, at 7:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results.

In advance of the conference call, all participants must use the link provided below to complete the online registration process. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

Event Title: Chindata Group Holdings Limited Q3 2022 Earnings Call

Registration Link: https://register.vevent.com/register/BI65db9863e4ca417a9978796ed8514133

A live and archived webcast of the conference call will be available at the Company's investor relations website at https://investor.chindatagroup.com/.

Investor Presentation and Supplemental Financial Information

The Company has made available on its website a presentation designed to accompany the discussion of Chindata Group's results and future outlook, along with certain supplemental financial information and other data. Interested parties may access this information through the Chindata Group Investor Relations website at https://investor.chindatagroup.com/.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: "Chindata" and "Bridge Data Centres". Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Use of Non-GAAP Financial Measures

To supplement Chindata Group’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results as they do not include all items that impact its net loss or income for the period, and are presented to enhance investors’ overall understanding of the Company’s financial performance. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Exchange Rate Information

Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB7.1135 to US$1.00, the noon buying rate on September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this press release are calculated based on the RMB amounts.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2021	As of September 30, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,390,293	4,204,410	591,047
Restricted cash	460,174	642,373	90,303
Accounts receivable, net	661,027	1,719,980	241,791
Value added taxes recoverable	327,553	431,172	60,613
Prepayments and other current assets	508,276	458,790	64,496
Total current assets	6,347,323	7,456,725	1,048,250
Non-current assets
Property and equipment, net	9,427,591	11,741,979	1,650,661
Operating lease right-of-use assets	803,544	939,706	132,102
Finance lease right-of-use assets	136,825	134,621	18,925
Goodwill and intangible assets, net	778,683	796,076	111,911
Restricted cash	390,535	141,151	19,843
Value added taxes recoverable	424,011	356,997	50,186
Other non-current assets	373,439	696,225	97,871
Total non-current assets	12,334,628	14,806,755	2,081,499
Total assets	18,681,951	22,263,480	3,129,749
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	1,950,525	1,031,584	145,018
Accounts payable	1,701,299	1,863,021	261,899
Current portion of operating lease liabilities	45,501	33,646	4,730
Current portion of finance lease liabilities	4,765	4,854	682
Accrued expenses and other current liabilities	599,257	487,758	68,568
Total current liabilities	4,301,347	3,420,863	480,897
Non-current liabilities
Long-term bank loans	3,526,460	7,384,510	1,038,098
Operating lease liabilities	198,806	181,752	25,550
Finance lease liabilities	57,002	57,383	8,067
Other non-current liabilities	483,704	536,431	75,410
Total non-current liabilities	4,265,972	8,160,076	1,147,125
Total liabilities	8,567,319	11,580,939	1,628,022
Shareholders’ equity:
Ordinary shares	46	46	6
Additional paid-in capital	10,646,328	10,804,542	1,518,878
Statutory reserves	189,700	189,700	26,668
Accumulated other comprehensive loss	(257,977)	(383,450)	(53,905)
(Accumulated deficit) Retained earnings	(463,465)	71,703	10,080
Total shareholders’ equity	10,114,632	10,682,541	1,501,727
Total liabilities and shareholders’ equity	18,681,951	22,263,480	3,129,749

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share information)

	For the three months ended				For the nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenue	740,768	1,038,097	1,202,703	169,073	2,070,548	3,161,408	444,423
Cost of revenue	(422,885)	(602,182)	(736,553)	(103,543)	(1,217,431)	(1,838,309)	(258,425)
Gross profit	317,883	435,915	466,150	65,530	853,117	1,323,099	185,998
Operating expenses
Selling and marketing expenses	(26,762)	(15,426)	(15,058)	(2,117)	(70,960)	(52,900)	(7,437)
General and administrative expenses	(85,259)	(91,104)	(116,144)	(16,327)	(267,992)	(335,086)	(47,106)
Research and development expenses	(21,454)	(19,360)	(17,455)	(2,454)	(60,502)	(56,029)	(7,876)
Total operating expenses	(133,475)	(125,890)	(148,657)	(20,898)	(399,454)	(444,015)	(62,419)
Operating income	184,408	310,025	317,493	44,632	453,663	879,084	123,579
Net interest expense	(66,727)	(60,518)	(56,485)	(7,941)	(179,489)	(201,630)	(28,345)
Foreign exchange gain	208	3,667	3,825	538	790	6,963	979
Changes in fair value of financial instruments	45	10,436	25,642	3,605	12,886	36,023	5,064
Others, net	5,512	13,637	18,980	2,668	15,376	33,235	4,672
Income before income taxes	123,446	277,247	309,455	43,502	303,226	753,675	105,949
Income tax expense	(45,040)	(77,683)	(68,419)	(9,618)	(101,471)	(218,507)	(30,717)
Net income	78,406	199,564	241,036	33,884	201,755	535,168	75,232
Earnings per share:
Basic	0.11	0.27	0.33	0.05	0.28	0.73	0.10
Diluted	0.11	0.27	0.33	0.05	0.28	0.73	0.10
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(8,546)	(32,410)	(77,630)	(10,913)	(64,090)	(125,473)	(17,639)
Comprehensive income	69,860	167,154	163,406	22,971	137,665	409,695	57,593

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended				For the nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	78,406	199,564	241,036	33,884	201,755	535,168	75,232
Depreciation and amortization	151,940	185,318	231,498	32,543	434,426	583,172	81,981
Share-based compensation	23,578	32,345	43,225	6,076	102,436	148,563	20,885
Amortization of debt issuance cost	9,127	11,042	12,089	1,699	23,891	63,216	8,887
Others	14,394	25,592	(50,109)	(7,044)	18,343	(5,887)	(827)
Changes in operating assets and liabilities	11,338	21,632	(651,585)	(91,598)	(12,854)	(854,338)	(120,101)
Net cash generated from (used in) operating activities	288,783	475,493	(173,846)	(24,440)	767,997	469,894	66,057
Net cash paid for long-lived assets and business combinations	(1,422,404)	(1,007,840)	(1,325,428)	(186,326)	(2,603,006)	(3,558,153)	(500,197)
Net cash from short-term investment activities	(149,487)	33,052	(108,154)	(15,204)	(249,485)	86,749	12,195
Net cash used in investing activities	(1,571,891)	(974,788)	(1,433,582)	(201,530)	(2,852,491)	(3,471,404)	(488,002)
Net proceeds from financing activities	327,527	1,819,657	726,944	102,192	1,288,251	2,585,875	363,517
Net cash generated from financing activities	327,527	1,819,657	726,944	102,192	1,288,251	2,585,875	363,517
Exchange rate effect on cash, cash equivalents and restricted cash	(42)	71,166	104,565	14,701	(46,148)	162,567	22,853
Net (decrease) increase in cash, cash equivalents and restricted cash	(955,623)	1,391,528	(775,919)	(109,077)	(842,391)	(253,068)	(35,575)
Cash, cash equivalents and restricted cash at beginning of period	7,024,695	4,372,325	5,763,853	810,270	6,911,463	5,241,002	736,768
Cash, cash equivalents and restricted cash at end of period	6,069,072	5,763,853	4,987,934	701,193	6,069,072	4,987,934	701,193

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for percentage data)

	For the three months ended				For the nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	78,406	199,564	241,036	33,884	201,755	535,168	75,232
Add: Depreciation and amortization(1)	153,947	187,324	233,505	32,826	440,446	589,192	82,827
Add: Net interest expenses	66,727	60,518	56,485	7,941	179,489	201,630	28,345
Add: Income tax expenses	45,040	77,683	68,419	9,618	101,471	218,507	30,717
Add: Share-based compensation	23,578	32,345	43,225	6,076	102,436	148,563	20,885
Add: Changes in fair value of financial instruments	(45)	(10,436)	(25,642)	(3,605)	(12,886)	(36,023)	(5,064)
Add: Foreign exchange gain	(208)	(3,667)	(3,825)	(538)	(790)	(6,963)	(979)
Add: Non-cash operating lease cost relating to prepaid land use rights	958	959	1,319	185	2,743	3,237	455
Adjusted EBITDA	368,403	544,290	614,522	86,387	1,014,664	1,653,311	232,418
Net income margin	10.6%	19.2%	20.0%	20.0%	9.7%	16.9%	16.9%
Adjusted EBITDA margin	49.7%	52.4%	51.1%	51.1%	49.0%	52.3%	52.3%

Note:

(1)
Before the deduction of government grants.

	For the three months ended				For the nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	78,406	199,564	241,036	33,884	201,755	535,168	75,232
Add: Depreciation and amortization of property and equipment and intangible assets resulting from business combination(1)	12,220	12,240	12,234	1,720	36,755	36,644	5,151
Add: Share-based compensation	23,578	32,345	43,225	6,076	102,436	148,563	20,885
Add: Tax effects on non-GAAP adjustments(2)	(2,205)	(2,210)	(2,209)	(311)	(6,640)	(6,613)	(930)
Adjusted Net Income	111,999	241,939	294,286	41,369	334,306	713,762	100,338
Net income margin	10.6%	19.2%	20.0%	20.0%	9.7%	16.9%	16.9%
Adjusted Net Income margin	15.1%	23.3%	24.5%	24.5%	16.1%	22.6%	22.6%

Note:

(1)
Consists of expenses resulting from the depreciation and amortization of the fair value adjustment on property and equipment and intangible assets resulting from business combination. While we exclude such expenses in this non-GAAP measure, the revenue from the acquired companies is reflected in this non-GAAP measure and the acquired assets contribute to revenue generation.
(2)
Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of property and equipment and intangible assets resulting from business combination.